Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase dated November 1, 2021 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Dawson Geophysical Company

at

$2.34 per Share

Pursuant to the Offer to Purchase Dated November 1, 2021

by

WB Acquisitions Inc.

a wholly-owned subsidiary of

Wilks Brothers, LLC

WB Acquisitions Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Wilks Brothers, LLC, a Texas limited liability company (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a “Share”, and, collectively, “Shares”), of Dawson Geophysical Company, a Texas corporation (the “Target”), at a purchase price of $2.34 per Share (the “Offer Price”), in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2021 (together with any amendments, supplements or other modifications thereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments, supplements or other modifications thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, collectively the “Offer”). Tendering Shareholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (“Depositary”) will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering Shareholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021 (as amended from time to time, the “Merger Agreement”), among the Target, Parent and Merger Sub. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Merger Sub intends to effect the Merger (defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME ON NOVEMBER 30, 2021, (THE “INITIAL EXPIRATION DATE”) UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is subject to the conditions described in the Offer to Purchase, including, among others, there being validly tendered prior to the expiration of the Offer a number of Shares that, together with Shares then owned by Parent, Merger Sub and any other affiliate or direct or indirect wholly-owned subsidiary of Parent (collectively, the “Parent Related Entities”), represent at least 80% of the Shares then outstanding (the “80% Minimum Condition”).

If the 80% Minimum Condition is satisfied at the Initial Expiration Date or any extension thereof, as further described below, then (I) on the terms and subject to the conditions of the Offer, Merger Sub will accept for payment and pay for all of the Shares validly tendered in the Offer and (II) as promptly as practicable on the terms and subject to the conditions contained in the Merger Agreement, Target will convene a special meeting of the Shareholders duly called and held in accordance with the Amended and Restated Certificate of Formation of Target, as amended February 11, 2015, and the Texas Business Organizations Code, as amended (the “TBOC”), at which Target Shareholders will be asked to approve the merger of Merger Sub with and into Target, with Target surviving such merger (such merger, the “Merger”), in accordance with the TBOC.

The Offer will terminate on the Initial Expiration Date if, on such date, there have not been validly tendered a number of Shares, that, together with the Shares then owned by the Parent Related Entities, represent at least 65% of the Shares then outstanding (the “65% Threshold”).

If the 80% Minimum Condition is not satisfied on the Initial Expiration Date, but the 65% Threshold is met, then Merger Sub shall provide for up to two successive 10 business day extensions of the Offer in an effort to reach the 80% Minimum Condition (each, a “65% Threshold Extension”).

If, after two 65% Threshold Extensions have occurred, the 80% Minimum Condition has not been met, then the Offer will expire unless Merger Sub and Target mutually agree that Merger Sub may accept for purchase Shares tendered in the Offer even though the 80% Minimum Condition has not been satisfied. If Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, Merger Sub and Target may also mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger.

Under the applicable provisions of the Merger Agreement, if the Merger is consummated, the Shareholders of Target that do not validly tender their Shares in the Offer will, if they do not otherwise properly demand appraisal rights under the TBOC, receive the same cash consideration, without interest and less any required withholding of taxes, for their Shares as was payable in the Offer. If Merger Sub completes the Merger, the surviving corporation in the Merger will be a subsidiary of Parent and its affiliates, and the Shares will no longer be publicly traded. If Merger Sub does not complete the Merger, then the Shareholders of Target not tendering in the Offer will become minority Shareholders in a company over which Parent and its affiliates have significant influence.

The Board of Directors of the Target (the “Target Board”) has unanimously (I) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of, the Target and its Shareholders, (II) approved, declared advisable and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (III) resolved that the Merger Agreement and the Merger will be governed by and effected under the TBOC and (IV) recommended that the Target’s Shareholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Merger Sub and, if applicable, approve the Merger. If the Offer is not closed, then the Merger will not be consummated. Also, if the Offer is closed for Shares representing less than the 80% Minimum Condition, then the decision of whether to seek approval of the Merger will be determined by mutual agreement of Merger Sub and Target.

On or promptly following the date of the Offer to Purchase, the Target will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer to Purchase. The Offer to Purchase will contain a more detailed description of the terms of the Offer and the Schedule 14D-9 will include a more complete description of the Target Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore Shareholders are encouraged to review the Offer to Purchase and the Schedule 14D-9 carefully and in their entirety.

The Offer is conditioned upon, among other things there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, immediately prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by certain Parent related entities represents in the aggregate at least eighty percent (80%) of the Shares then outstanding (the “80% Minimum Condition”). The Offer, the Merger and the

other transactions contemplated by the Merger Agreement are not conditioned on obtaining financing or the funding thereof. The 80% Minimum Condition and other conditions to the Offer are described in Sections 15 and 16 of the Offer to Purchase.

Merger Sub also expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of Target, Merger Sub shall not: (i) decrease the Offer Price other than in the manner required by the Merger Agreement; (ii) change the form of consideration to be paid in the Offer; (iii) decrease the number of Shares sought to be purchased in the Offer; (iv) extend or otherwise change the expiration date of the Offer except as otherwise provided in the Merger Agreement; (v) increase or decrease the percentage of Shares required to meet the 80% Minimum Condition above or below 80%; or (vi) otherwise amend, modify or supplement any of the Offer Conditions or other terms of the Offer in any manner that broadens such conditions or is otherwise adverse to the holders of the Shares. The mutual agreement of Merger Sub and Target will be required to permit Merger Sub to amend or waive the 80% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 80% Minimum Condition above 80%) and close the Offer even if insufficient Shares have been tendered to meet the 80% Minimum Condition.

Upon the terms and subject to the conditions of the Offer, Merger Sub will accept for payment and pay for all of the Shares that are validly tendered and not withdrawn at or prior to the Expiration Date. “Expiration Date” means the Initial Expiration Date, unless extended or earlier terminated, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Merger Agreement provides that either Merger Sub or Target may abandon and terminate such agreement if the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on the date that is twenty-two (22) business days after commencement of the Offer (the “Offer End Date”) ; provided, however, that the Offer End Date shall be automatically extended to accommodate any mandatory extensions of the Offer pursuant to the Merger Agreement, including the 65% Threshold Extensions (subject to certain exceptions for breach, or otherwise); and provided further, that in no event shall Merger Sub be permitted to extend the Offer beyond the Offer End Date without the prior written consent of Target. We do not intend to extend the Offer following the Initial Expiration Date unless the 65% Threshold has been met as of the Initial Expiration Date.

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For the purposes of the Offer, Merger Sub will be deemed to have accepted for payment tendered Shares when, as and if Merger Sub gives oral or written notice of Merger Sub’s acceptance to the Depositary. Merger Sub will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Shareholders for the purpose of receiving payments from

Merger Sub and transmitting such payments to tendering Shareholders. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934 (“Exchange Act”). Under no circumstances will Merger Sub pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer of Shares held of record by a clearing corporation as nominee, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Shareholders may be paid at different times depending upon when certificates or book-entry confirmations with respect to Shares are actually received by the Depositary. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, you may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase. However, Shares tendered by the Notice of Guaranteed Delivery will be excluded from the determination of whether the 80% Minimum Condition has been satisfied, unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as described in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after December 31, 2021, which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Merger Sub will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The sale of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase. All Shareholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Target has provided to Merger Sub its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares who appear on the Target’s list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the Target’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders Call Toll-Free: (800) 207-3158

Banks and Brokers Call Collect: (212) 269-5550

Email: DWSN@dfking.com

November 1, 2021